4-1-02

02030345

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934



For the Month of April, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's and Alcatel Space's press release dated April 8, 2002, announcing a strategic partnership for the development and marketing of Registrant's 360 Platform.

Attached hereto and incorporated by reference herein is Registrant's, SES Global's, Alcatel's, Alcatel Space's and SkyBridge's press release dated April 8, 2002, announcing the formation of a Eur 200 million joint venture to provide two-way satellite broadband services in enterprise, consumer and SOHO markets throughout Europe.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: April 9, 2002

BW2028 APR 08,2002 3:03 PACIFIC 06:03 EASTERN

## ( BW)(GILAT-SATELLITE/ALCATEL)(GILTF)(ALA) Alcatel Space and Gilat Satellite Networks Announce Major Strategic Partnership for Development and Marketing of the Gilat 360 Platform

Business Editors

PARIS & PETAH TIKVA, Israel--(BUSINESS WIRE)--April 8, 2002--Alcatel Space, a subsidiary of Alcatel (Paris: CGEP.PA; NYSE: ALA) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), world leaders in innovative communications networks, today announced they have reached an agreement in principle (herein "agreement") to form a strategic partnership that will focus on significant enhancements to and further development of the Gilat 360 broadband satellite platform. The companies will also cooperate on marketing satellite broadband residential products and solutions to telecommunications operators (telcos) and Internet Service Providers (ISPs) worldwide.

This agreement is part of Alcatel and Gilat's overall commitment to their joint venture with SES GLOBAL to provide two-way broadband services, announced in a separate press release today.

Alcatel Space and Gilat's agreement has the following objectives:

- Continue to improve the cost effectiveness, performance and competitiveness of the 360 platform;
- Achieve seamless integration with telcos' terrestrial broadband infrastructures;
- Work on convergence between Gilat's 360 consumer platform and DVB-RCS to prepare a future worldwide satellite standard.

Alcatel Space will provide meaningful funding to Gilat's research and development group and will devote additional internal resources to the joint development projects.

The companies' agreement also gives Alcatel certain exclusive rights to market the residential 360 platform to telcos and ISPs through its worldwide sales and marketing organization. This marketing arrangement will complement the leading Alcatel broadband offering widely distributed through the same marketing organization. Alcatel and Gilat intend to continue to promote their respective solutions for enterprises, based on DVB-RCS for Alcatel and Skystar Advantage(R) for Gilat.

A definitive agreement, subject to further negotiations, is expected during the coming weeks.

Pascale Sourisse, Alcatel Space Chairman and Chief Executive Officer, said, "Satellite broadband is a very promising market where Gilat is playing a major role. We feel confident about this cooperation with a world-class leader who has agreed to join our forces already engaged in this market. Our customers will immediately benefit from this cooperation and receive state-of-the-art satellite broadband equipment. Alcatel, as the leading worldwide broadband access solutions provider, will enjoy a unique, powerful and complete offer for the telcos and ISPs."

Gilat President and Chief Operating Officer Amiram Levinberg said, "Alcatel's technical and marketing prowess, as well as its strong relationships with the telcos, are well known. The 360 platform is an advanced, field-proven, cost-effective and competitive satellite broadband solution in the marketplace. This Alcatel/Gilat cooperation will make it a leading residential product on the market for years to come."

About Alcatel and Alcatel Space

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. Visit Alcatel at www.alcatel.com.

Alcatel Space ranks among the world's leading space systems prime contractors. Leveraging its dual expertise in civil and military applications, Alcatel Space develops satellite technology solutions for telecommunications, navigation, optical and radar observation, meteorology, and scientific applications. The company is also Europe's number one prime contractor for Earth observation, meteorology and navigation ground segments, as well as space systems operations. A fully-owned subsidiary of Alcatel (100%), Alcatel Space generated 2001 revenues of EURO 1.4 billion and has 6,000 employees. Visit Alcatel Space at www.alcatel.com/space.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--muj/ny*

CONTACT: Alcatel Space Media Contact:
Laurent Zimmermann, Press Relations Manager (Paris)
+33 (1) 4652-6468; laurent.zimmermann@space.alcatel.fr
or
Alcatel Investor Contact:
Claire Pedini, VP, Investor Relations &
Corporate Affairs (Paris)
+33 (1) 4076-1393; claire.pedini@alcatel.com
or
Gilat Media Contact:
Stan Schneider, Schneider Communications (USA)
+954-435-3310; stan@schneidercom.com
or
Gilat Investor Contact:
Tim Perrott, VP, Investor Relations (USA)
+703-848-1515; tim.perrott@spacenet.com

KEYWORD: ISRAEL FRANCE INTERNATIONAL AFRICA/MIDDLE EAST EUROPE
INDUSTRY KEYWORD: INTERNET TELECOMMUNICATIONS MARKETING AGREEMENTS

BW2026 APR 08,2002 3:02 PACIFIC 06:02 EASTERN

**( BW)(GILAT/ALCATEL/SES-GLOBAL)(GILTF)(ALA)(CGEP.PA)(SDSL.FK)(SESG.LU) SES GLOBAL, Gilat Satellite Networks and Alcatel Space/SkyBridge Form A EUR 200 Million Joint Venture to Provide Two-Way Satellite Broadband Services in Enterprise, Consumer and SOHO Markets Throughout Europe**

Business Editors

BETZDORF, Luxembourg & PETAH TIKVA, Israel & PARIS--(BUSINESS WIRE)--April 8, 2002--Gilat Satellite Networks Ltd. (Nasdaq:GILTF)--

New Company Will Meet Growing Demand for Broadband Communications Services in Europe Via Advanced VSAT Satellite Technology

Interactive Conference Calls for Media and Analysts Will be Held Today at 11 a.m. and 3:30 p.m. CET. Instructions to Participate are Listed At the End of This Press Release.

SES GLOBAL (Luxembourg Stock Exchange: SESG; Frankfurt Stock Exchange: SDSL), Gilat Satellite Networks Ltd. (Nasdaq: GILTF) as well as Alcatel Space and SkyBridge, subsidiaries of Alcatel (Paris: CGEP.PA; NYSE: ALA), today announced the formation of a new company that will provide two-way satellite broadband communications services to enterprises, consumers and small office/home office (SOHO) users throughout Europe.

The value of the company exceeds EUR 200 million and includes cash of more than EUR 50 million with additional contributions from each of the partners. Such contributions include existing facilities, transponders, hubs, terminals, other technology and technical as well as marketing assistance.

By combining industry leading satellite communications technology and expertise from SES GLOBAL, Alcatel and Gilat - along with Gilat's existing European operations and substantial customer base - the new company immediately becomes a potent force in the European broadband market. The experience and resources of its founding companies will position it to become Europe's leading provider of two-way satellite broadband services.

Building on a strong base in the enterprise market, the new company will expand into the residential market to meet the growing demand for broadband services in Europe, which it expects will increase at an annual rate of more than 30 percent over the next five years. By 2005, approximately 8.6 million potential residential and SOHO users in Europe will still not have access to high-speed cable modem or Digital Subscriber Line (DSL) services, according to analysis by McKinsey & Company. This represents an important market potential for the new venture.

Markets and Service Platforms

In the enterprise market and for some small and medium size enterprises (SMEs), the venture will offer complete satellite communications services. These services will be provided both directly by the new company and through wholesalers and will utilize Gilat's Skystar Advantage(R) Very Small Aperture Terminal (VSAT) product, as well as SES ASTRA's Broadband Interactive System (BBI), which is based on the DVB-RCS standard. Through the new company, enterprises can now benefit from a robust, mature SkystarAdvantage platform that has been used at more than 250,000 sites worldwide, including some of Europe's largest companies over the past 10 years. These platforms can support virtually any broadband data, multicast content delivery, video or audio application.

In the consumer and SOHO markets, and for some SMEs, the company will provide broadband communication services via Gilat's 360 VSAT satellite modem at speeds up to 20 times higher than dial-up modems. In these markets, the company will serve as a wholesale provider of broadband services - such as hub operations, space segment, second-level help desk, maintenance and engineering support - to telcos, Internet Service Providers (ISPs) and direct-to-home television (DTH TV) providers. DTH TV providers can use the company to combine their services with broadband Internet on a single dish. Gilat has formed strong relationships with some of Europe's most prestigious broadband service providers - including BTopenworld and Tiscali - to bring reliable, cost-effective satellite broadband services to consumers and SOHO users. The new company is under discussions with several other prominent service providers in order to expand its reach into new markets and additional countries.

The Partnership

SES GLOBAL and Gilat have executed definitive agreements whereby they will serve as equal shareholders (50/50 initially) in the new company, which will be headquartered in Luxembourg. SES GLOBAL and SES ASTRA will provide space segment over Europe and contribute hub and terminals, which constitute part of its innovative BBI system, as well as cash. Gilat will enter into a supply agreement for its Skystar Advantage and 360 VSAT products and make available its satellite hub equipment, its service licenses and rights, and its existing wholesale contracts with broadband service providers. The German cartel authority has cleared the joint venture between SES GLOBAL and Gilat on April 4, 2002.

Alcatel Space and SkyBridge have executed an agreement in principle with the new company in connection with a potential investment, which is subject to signature of definitive agreement and regulatory approval. Alcatel will make technical and marketing contributions as well as a cash investment to the new venture in exchange for a 20 percent equity stake. As a consequence, SES GLOBAL and Gilat shares will be diluted proportionally. All three partners will contribute management expertise to the joint venture.

The new company will acquire 100 percent of Gilat Europe companies, including the Gilat Satellite Networks subsidiary based in Backnang, Germany. Gilat Europe has offices and operating licenses across Europe and has deployed enterprise-wide VSAT networks for companies such as Peugeot/Citroen, GIS Bank, Esso Deutschland, TOTAL, AGIP, and GE Capital Bank. Approximately 120 employees - including all of Gilat Europe's staff, part of SkyBridge's European staff and part of SES Multimedia's staff - will be transferred to the new entity.

The company's name, its board of directors and management team will be announced within the coming weeks. The company's operations will be supported by far-reaching industrial and marketing agreements between Alcatel and Gilat, as well as between Alcatel and SES GLOBAL (see separate press releases issued today).

Romain Bausch, President and CEO of SES GLOBAL, said, "Our goal is for this new venture to become the premier, pan-European enabler of two-way satellite broadband communications services - for both enterprises and consumers. The new company is perfectly positioned to meet Europe's strong demand for broadband Internet connectivity, including the attractive bundling with DTH TV services, and provide corporations with a wide range of business-critical applications."

Gilat President and Chief Operating Officer Amiram Levinberg said, "This initiative demonstrates Gilat's commitment to strengthening its role in Europe by joining forces with the strongest partners in the market. Through this venture, all three companies plan to capitalize on the growing demand for broadband services. The new venture is not a start-up. It brings mature, industry leading satellite broadband technology and operational expertise to the enterprise and consumer markets immediately."

Pascale Sourisse, Alcatel Space Chairman and Chief Executive Officer said, "This venture will benefit from the experience of its partners, all leaders in satellite communications and networking. It will enable service providers to offer a wide range of satellite based broadband services to their residential and enterprise customers. Alcatel Space and SkyBridge are committed to supporting this initiative, which is fully in line with their goal to provide reliable high-speed solutions and services complementing Alcatel's telecom offer."

Media and financial analysts are invited to participate in interactive conference calls today. The first conference call will be held at 11 a.m. CET. To participate, please dial +44 (0) 208-515-2387 (Password: SES). The second conference call will be held at 3:30 p.m. CET (9:30 a.m. EST). To participate, please dial +44 (0) 208-515-2364 or (from the US) +1-888-881-4892 (Password: SES). A PowerPoint presentation will be available on the following web sites: www.ses-global.com; www.gilat.com; www.alcatel.com. The conference call will be available for replay for two days by dialing Europe: +44 (0) 208-797-2499 (PIN 118577) or +1-416 640 1917 (PIN 182816).

About SES GLOBAL

SES GLOBAL, the world's premier satellite operator, was born out of the combination of ASTRA, Europe's leading provider of satellite capacity for direct-to-home reception, and AMERICOM, one of America's premier

Fixed Satellite Services operators. SES ASTRA and SES AMERICOM are the operating companies of SES GLOBAL. The Company also owns strategic holdings in first-class regional satellite service providers, which are SES GLOBAL partner companies, including AsiaSat and AMERICOM ASIA-PACIFIC in Asia, Star One and Nahuelsat in Latin America, and NSAB in Europe. Approximately 95 percent of the world's population live within the footprints of the SES GLOBAL satellite network. In addition, SES GLOBAL is a shareholder in satellite technology companies Gilat Satellite Networks Ltd. and ND Satcom. SES GLOBAL shares are listed on the stock exchanges in Luxembourg (SESG) and Frankfurt (SDSL). Visit SES GLOBAL at www.ses-global.com

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com

About Alcatel, Alcatel Space and SkyBridge

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio - stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access - Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EUR 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. Visit Alcatel at www.alcatel.com

Alcatel Space ranks among the world's leading space systems prime contractors. Leveraging its dual expertise in civil and military applications, Alcatel Space develops satellite technology solutions for telecommunications, navigation, optical and radar observation, meteorology, and scientific applications. The company is also Europe's number one prime contractor for Earth observation, meteorology and navigation ground segments, as well as space systems operations. A fully owned subsidiary of Alcatel (100 percent), Alcatel Space generated 2001 revenues of EUR 1.4 billion and has 6,000 employees. Visit Alcatel Space at www.alcatel.com/space

Alcatel Space affiliate SkyBridge LP designs and delivers broadband satellite solutions and services. Based in Bethesda, Maryland, the parent company also has a subsidiary near Paris and offices in Toulouse, France. SkyBridge, with its team of Alcatel-led partners, has designed a unique global broadband satellite system. Prior to launching this system, SkyBridge is delivering leading-edge broadband services using geosynchronous (GEO) satellites to clients on a worldwide basis. Visit SkyBridge at www.skybridgesatellite.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--ad/ny*

CONTACT: SES GLOBAL, Luxembourg
Media Contact:
Yves Feltes, +352-710-725-311
yves.feltes@ses-global.com
Investor Contact:
Mark Roberts, +352-710-725-490
mark.roberts@ses-global.com
or
Gilat Media Contact:
Schneider Communications, USA
Stan Schneider, 954/435-3310
stan@schneidercom.com
Gilat Investor Contact:
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com
or
Alcatel, Paris
Media Contact:
Laurent Zimmermann +33 (1) 4652-6468
laurent.zimmermann@space.alcatel.fr
Investor Contact:
Claire Pedini, +33 (1) 4076-1393
claire.pedini@alcatel.com

KEYWORD: ISRAEL FRANCE INTERNATIONAL AFRICA/MIDDLE EAST EUROPE
INDUSTRY KEYWORD: CONFERENCE CALLS INTERNET TELECOMMUNICATIONS MARKETING AGREEMENTS
SOURCE: Gilat Satellite Networks